                                                                     Exhibit D-4


                         UNITED STATES OF AMERICA
                   FEDERAL ENERGY REGULATORY COMMISSION


Before Commissioners: James J. Hoecker, Chairman;
                      Vicky A. Bailey, William L. Massey,
                      Linda Breathitt, and Curt Hebert, Jr.


Sierra Pacific Power Company and   )   Docket Nos. EC99-1-000
  Nevada Power Company             )        ER99-34-000



                 ORDER APPROVING MERGER AND CONDITIONALLY
                    ACCEPTING FOR FILING PROPOSED JOINT
                      OPEN ACCESS TRANSMISSION TARIFF

                          (Issued April 15, 1999)


     On October 2, 1998, as supplemented on October 9, 1998, Sierra Pacific Power Company (Sierra) and Nevada Power Company (Nevada Power)
(collectively, the Applicants) filed a joint application pursuant to
Section 203 of the Federal Power Act (FPA) [FN1] for approval of the merger of Nevada Power and Sierra Pacific Resources, Inc. (SPR), the holding company parent of Sierra. The proposed merger would create an exempt holding company structure in which SPR would be the surviving parent company and Sierra and Nevada Power would be the operating utility subsidiaries, as described more fully below.

     On October 2, 1998, the Applicants filed a proposed joint Open Access Transmission Tariff (OATT) in connection with the proposed merger to apply to transmission service provided by the Applicants following the merger.

     As discussed below, the Commission has reviewed the proposed merger under the Commission's Merger Policy Statement. [FN2] In this order, we will approve the merger, as proposed. Further, the Commission will conditionally accept for filing, without setting for hearing, the proposed OATT under which transmission will be provided by the Applicants following the merger.

                               I. Background
                                  ----------

A. Description of the Parties to the Merger
   ----------------------------------------

  1. Sierra/SPR
     ----------

     SPR is a holding company whose principal subsidiary is Sierra, [FN3] an electric generation, transmission, and distribution utility serving approximately 287,000 customers in northern Nevada and northeastern California. Sierra's service territory covers an area of approximately 50,000 square miles, including the cities of Reno, Sparks, Carson City, and Echo, as well as the Lake Tahoe area. Sierra also provides natural gas and water service in the cities of Reno and Sparks.

     Sierra is both a summer and a winter peaking utility. Its 1998 summer peak was 1429 MW and its 1997-98 winter peak was 1302 MW. Sierra's generation has a total summer capacity of 1052 MW. Because its generation resources are inadequate by themselves to serve its load, Sierra also must make significant purchases of power both from within and outside of its control area. Sierra's simultaneous import capability is currently 660 MW.

  2. Nevada Power
     ------------

     Nevada Power is an electric generation, transmission, and distribution company serving approximately 533,800 customers in southern Nevada. [FN4] Its service territory covers approximately 4,500 square miles and includes the cities of Las Vegas, North Las Vegas, Henderson, and surrounding unincorporated areas and load centers within Clark and Nye counties.

     Nevada Power is a summer peaking utility, with a 1998 summer peak of 3855 MW. Nevada Power owns approximately 2190 MW of installed capacity. Like Sierra, Nevada Power relies on significant purchases of power to meet its peak load. Nevada Power's import capacity is 2456 MW, which will increase by approximately 850 MW when its Crystal Project is completed in the spring of 1999.

B. Description of Proposed Merger and Proposed OATT
   ------------------------------------------------

  1. The Proposed Merger
     -------------------

     The Applicants state that the merger between Nevada Power and SPR would be a merger of equals between the two companies and would create a holding company structure in which SPR would be the surviving parent company and Sierra and Nevada Power would be the operating utility subsidiaries. [FN5]

     Each share of SPR and Nevada Power common stock would be converted into the right to receive either cash or post-merger SPR common stock. Each owner of pre-merger SPR common stock would be entitled to receive either
1.44 shares of post-merger SPR common stock or $37.55 in cash for each share of pre-merger SPR common stock that it owns. Each owner of Nevada Power common stock would be entitled to receive either 1.00 share of post-merger SPR common stock or $26.00 in cash for each share or Nevada Power stock that it owns.

     The Applicants indicate that they are not interconnected and have never engaged in transactions between themselves. They also state that they do not compete for sales in each other's service territories and that their competitive screen analysis shows that there are no vertical or horizontal competitive issues raised by the proposed merger.

     In order to eliminate any adverse rate impacts, the Applicants make several commitments. They propose a three-year rate freeze for requirements rates. Thereafter, a "hold harmless" provision would apply under which merger-related costs would not be included in rates unless such costs are outweighed by merger-related cost savings. [FN6] In addition, the Applicants have designated a series of "open season" opportunities for wholesale customers to switch to other suppliers. For transmission rates, the Applicants commit to a similar five- year "hold harmless" provision.

     The Applicants also commit to either joining a regional ISO or forming an independent transco within three years of the consummation of the proposed merger. They state that they will divest their generation to unaffiliated entities after completion of the proposed merger, as part of the Nevada electric retail restructuring process. In order to address issues of limited import capability on each Applicant's system, the Applicants also commit to investing the proceeds of their divestiture in transmission expansion, to the extent permitted by the Nevada Commission.

  2. The Proposed OATT
     -----------------

     In support of their merger application, the Applicants have filed a proposed OATT that would govern the terms of transmission service provided by the merged entity after the merger is consummated. [FN7] The Applicants state that the proposed OATT is consistent with the terms of Order No. 888 [FN8] except for two changes: (1) the proposed OATT provides for a zonal rate structure; and (2) certain changes have been made to accommodate retail open access in California. [FN9]

             II. Notices of Filing, Interventions, and Answers
                 ---------------------------------------------

A. The Merger
   ----------

     Notice of the Applicants' merger filing was published in the Federal Register, 63 Fed. Reg. 56,020 (1998), with comments, interventions, and protests due on or before December 2, 1998. Notice of the supplemental filing was published at 63 Fed. Reg. 57,115 (1998), with comments, interventions, and protests due on or before December 2, 1998. [FN10]

     The Nevada Independent Energy Coalition (NIEC), a trade association of cogenerators, filed a timely motion to intervene. While NIEC does not oppose the proposed merger, it states that the Commission's order approving the merger should set forth clear principles for the treatment of the Qualifying Facility (QF) Power Purchase Agreements, including stranded cost recovery, by the merged entity.

     The Public Utilities Commission of Nevada (Nevada Commission) filed a timely notice of intervention, motion to consolidate, request to submit further comments, and request for additional information. It later filed a motion to submit supplementary comments together with its supplementary comments, including its order conditionally accepting the merger. [FN11] In the Compliance Order, the Nevada Commission attaches numerous conditions to the approval of the proposed merger, including requiring the divestiture of generation assets and the submittal of an application to recover stranded costs. In the Clarifying Order, the Nevada Commission clarified the terms of the conditions it attached to the approval of the merger. Specifically, it stated that the Applicants must file a plan of divestiture and agree to submit an application to recover stranded costs. The Nevada Commission takes no position on the merits of the merger and moves that this Commission consolidate the merger application in Docket No. EC99-1-000 with the Joint OATT filed in Docket No. ER99-34-000. It requests that we consider the Nevada Commission's findings and rulings on the merger. [FN12]

     Valley Electric Association (Valley), a small electric membership cooperative in southwestern Nevada that is a customer of Nevada Power, filed a timely motion to intervene and a timely protest. Concerning market power, Valley states that the Applicants maintain significant existing market power over the utilities in their areas and that the Commission should impose appropriate mitigation measures as a condition of its approval of the merger. Valley argues that the Commission should require the Applicants to report on a regular basis the status of their efforts at developing and joining an ISO or Transco, and impose such conditions as may be appropriate should the Applicants fail to join a suitable transmission entity within three years. Concerning the Applicants' promise to use the proceeds from their divestiture of generation facilities to invest in new transmission facilities, Valley argues that the Commission should condition its approval of the merger on the Applicants' commitment to a specified minimum investment in transmission facilities. Concerning merger costs, Valley states that the Applicants should be permitted to recover merger-related costs only to the extent that such costs are offset by savings resulting from the merger. Concerning ratepayer protection issues, Valley finds fault with the Applicants' proposed three-year rate freeze and open season provisions. Finally, Valley objects to the Applicants' inclusion of goodwill costs to be recovered from ratepayers.

     Truckee-Donner Public Utility District and the Plumas-Sierra Electric Cooperative, Inc. (Plumas) (collectively, TD-PS) filed a timely motion to intervene and a timely protest. TD- PS claims that the Applicants have not shown that the proposed merger is beneficial to retail ratepayers or to wholesale customers. It finds fault with the Applicants' merger analysis, the Applicants' portrayal of the proposed merger as being pro-competitive, and the Applicants' suggested mitigation measures as conditions to the merger. TD-PS requests that the Commission reject the proposed merger and require the Applicants to refile using a revised screen analysis; or, in the alternative, set the proposed merger for hearing; or, if the Commission approves the merger without a hearing, attach certain conditions to protect ratepayers and transmission customers from anticompetitive consequences.

     The Salt River Project Agricultural Improvement and Power District (Salt River), which operates the Salt River Project [FN13] and owns and operates electric power generation, transmission, and distribution facilities that provide power to various customers in the State of Arizona, filed a timely motion to intervene and a timely protest. Salt River does not oppose the merger, but argues that the Applicants have not provided sufficient information regarding the transfer of certain generation facilities that could be pertinent to the Commission's evaluation of the effect of the proposed merger on competition.

     The Transmission Agency of Northern California (TANC), which provides electric transmission facilities and services for its members, [FN14] filed a timely motion to intervene and a timely protest. TANC argues that Sierra has failed to comply with the terms of a Commission order [FN15] addressing the Alturas Intertie Project. [FN16]

     The Utah Associated Municipal Power Systems (UAMPS) filed a late motion to intervene and comments on February 19, 1999. UAMPS stated that the Commission should advance the development of regional transmission organizations (RTOs) by requiring the Applicants to join an RTO.

     On December 17, 1998, the Applicants filed an answer raising substantive arguments in response to the motions to intervene, protests, and related motions filed in this proceeding. In addition, the Applicants claim that TANC and Plumas have no interests that will be affected by the outcome of this proceeding and thus object to those parties' motions for intervention.

     On February 5, 1999, the Applicants filed an answer to the Supplementary Comments of the Nevada Commission. The Applicants state that the Compliance Order does not require any supplement or modification to their Section 203 filing with the Commission. The Applicants state that there is no need for the Commission to either attach conditions to its approval of the merger or to address any of the issues raised by the Nevada Commission.

     On March 12, 1999, the Applicants filed an answer to UAMPS' motion to intervene, stating that they agree with the theory of UAMPS' request, but that its request that the Applicants be required to join a RTO is premature.

     On November 2, 1998, the Applicants filed a motion requesting the issuance of a protective order. On February 12, 1999, the Nevada Commission filed a motion to lodge its clarifying order in the record in this proceeding. On March 29, 1999, the Commission issued an order adopting the protective order.[FN17]

B. The OATT
   --------

     Notice of the Applicants' OATT filing was published in the Federal Register, 63 Fed. Reg. 56,014 (1998), with comments, interventions, and protests due on or before October 22, 1998. [FN18]

     Valley filed a timely motion to intervene and a timely protest. Valley protests six different elements of the Applicants' filing: (1) the Applicants' failure to specify the rates under which they would operate once they are merged; (2) language that would allow the Applicants to curtail service and allocate redispatch costs on an inter-zonal basis (rather than solely on an intra-zonal basis); (3) the lack of a cap on penalties for over-runs of capacity reservations; (4) the failure to adopt regional practices for scheduling matters; (5) the ambiguity resulting from the modification of a section of the filing regarding the operation of network resources; and (6) the failure to provide detailed methodologies for calculating available transmission capacity and completing system impact studies.

     TD-PS filed a timely motion to intervene and for an extension of time for filing comments, or, in the alternative, protest and motion for hearing. TD-PS expresses no opinion on the rates to be charged in Nevada, but claims that the rates to be charged in California are not just and reasonable.

     The Nevada Commission filed a timely notice of intervention. It states that the question of possible future interconnection between the Applicants "may" warrant an evidentiary hearing. While the Applicants' filings with this Commission state that they do not plan to interconnect, the Nevada Commission is concerned that they may be contemplating such an interconnection. It states that any such interconnection would raise a variety of issues.

     On November 6, 1998, the Applicants filed a joint answer to the motions to intervene and related motions filed in this proceeding. This filing contains "factual clarifications" of assertions made concerning alleged deviations from Order Nos. 888 and 888-A, [FN19] proposed rates, scheduling matters, and future intent to interconnect.

C. Request For Abeyance and Response
   ---------------------------------

     On April 12, 1999, the Nevada Commission filed a motion requesting that this Commission hold this proceeding in abeyance. It noted its intention to meet on April 12 to consider whether to issue an order requiring the Applicants to show cause why they are not in violation of the Nevada Commission's Compliance Order on the merger. According to the Nevada Commission, recent filings by Sierra and Nevada Power appeared to be "inconsistent with the condition that the Companies file with the [Nevada Commission] a divestiture plan that includes an appropriate [Generation Aggregation Tariff], along with a representation that the Companies intend to implement the divestiture plan, in good faith." [FN20] The Generation Aggregation Tariffs (GATs) referred to by the Nevada Commission are tariffs related to future sales of power at wholesale from the generation facilities to be divested. [FN21] The Nevada Commission argues that these GAT filings could cause Nevada to be deprived of the benefits of a truly competitive generation market. It argues that unless this Commission delays action on the merger until the Nevada Commission completes its show cause proceeding, the federal proceeding might thwart the State's efforts, due to preemption.

     The Nevada Commission also argues that we should hold this proceeding in abeyance because of Sierra's March 30, 1999 filing with this Commission of what the Nevada Commission characterizes as "a revised version" of the Applicants' joint OATT. The Nevada Commission says that this filing would revise the terms and conditions of the OATT, as well as the rates. [FN22]

     On April 12, 1999, the Nevada Commission issued an order to show cause in which it says that its Compliance Order requires that any tariff for sales of generation services to retail aggregators from load pocket generators which is submitted to FERC [the GAT tariffs] must further the legislative objectives of encouraging and enhancing the development of a competitive generation market in the State of Nevada. [Nevada Power and Sierra] should be ordered to appear and provide evidence to demonstrate how they have attempted to comply with [the Nevada Commission's merger order]. [FN23]

     On April 13, the Applicants made a filing with this Commission in response to the Nevada Commission's request that we delay action on the merger. They argue that the pendency of neither the GAT proceeding nor proceeding on the revised rates for the OATT should delay our action on the merger. They state that the Nevada Commission has ample authority to enforce its orders.

                              III. Discussion
                                   ----------

A. Procedural Matters
   ------------------

  1. The Merger
     ----------

     Pursuant to Rule 214 of the Commission's Rules of Practice and Procedure, [FN24] the timely, unopposed motions to intervene and notices of intervention serve to make those who filed them parties to this proceeding. Due to the absence of any undue prejudice or delay, the Commission will grant the late, unopposed motions to intervene in this proceeding of SNWA, Oxbow, Fallon, and UAMPS.

     Pursuant to Rule 213 of the Commission's Rules of Practice and Procedure, [FN25] we will reject those portions of the Applicants' answers of December 17, 1998, February 5, 1999, and March 12, 1999 that respond to protests submitted by intervenors in this proceeding. These pleadings are largely repetitive and, as we stated in the Merger Policy Statement, [FN26] considering such pleadings would merely bog down the process of considering mergers. The Applicants have not shown good cause to waive our regulations to allow them to answer the substantive arguments raised in the interventions. We will grant the opposed motions to intervene of TANC and Plumas, which have demonstrated a sufficient interest in this proceeding to justify intervention.

     Several parties have raised issues that are being addressed in other proceedings. TANC has raised issues concerning the Alturas Intertie project that will be addressed in Docket Nos. ER99-28-000, et al.; Salt River raises issues concerning the future transfer of generation facilities, which will be the subject of a subsequent filing; NIEC raises issues related to the treatment of QFs, a subject which, as framed by NIEC, is beyond our jurisdiction; and UAMPS raises an issue concerning RTO formation in the Applicants' region, which will be addressed in future RTO proceedings.

  2. The OATT
     --------

     Pursuant to Rule 214 of the Commission's Rules of Practice and Procedure, the timely, unopposed motions to intervene and notice of intervention serve to make those who filed them parties to this proceeding. Due to the absence of any undue prejudice or delay, the Commission will grant the late, unopposed motion to intervene in this proceeding of Kal Kan.

     Pursuant to Rule 213 of the Commission's Rules of Practice and Procedure, [FN27] we reject those portions of the Applicants' answer of November 6, 1998 that respond to protests submitted in this proceeding.

  3. Whether We Should Defer Action on These Proceedings
     ---------------------------------------------------

     We conclude that it is not necessary to delay this proceeding, as the Nevada Commission requested, to avoid preemption or interference with the State's goals. As discussed below, we do not believe that our action approving the Applicants' proposed merger preempts or interferes with the Nevada Commission's independent merger approval authority. We believe it is important to clarify several matters.

     As an initial matter, our approval of the merger is premised in part on the Applicants' representation that divestiture of their generating units will take place. Thus, if the Applicants do not divest the units, the approval in this order is a nullity. Second, our merger authority is independent of the Nevada Commission's merger authority and we do not perceive anything in this order as preempting the separate merger conditions of the Nevada Commission or the need for the Applicants to file a divestiture plan that satisfies the Nevada Commission's requirements. Third, the Nevada Commission's primary concerns appear to be the rate and market power issues associated with the GAT filings. Nothing in this merger order prejudges those issues and we will take into account the Nevada Commission's concerns in those dockets.

     With regard to the March 30, 1999 filing by Sierra of rates for the joint OATT, we do not agree with the Nevada Commission's characterization of this filing as a revision to the terms and conditions of that tariff. It is a proposed revision to the rates only, and in fact, as discussed below, such a rate filing is necessary for both companies.

     For these reasons, we will not delay action on the merger or on the joint OATT in Docket No. ER99-34-000. We do not believe, however, that our action today will in any way preempt the Nevada Commission from taking whatever actions it believes are necessary to obtain for its ratepayers the benefits of a competitive generation market.

B. The Merger
   ----------

  1. Standard of Review
     ------------------

     Section 203(a) of the FPA [FN28] provides, in relevant part, as follows:

         No public utility shall sell, lease, or otherwise dispose of the whole of its facilities subject to the jurisdiction of the Commission, or any part thereof of a value in excess of $50,000, or by any means whatsoever, directly or indirectly, merge or consolidate such facilities or any part thereof with those of any other person, or purchase, acquire, or take any security of any other public utility, without first having secured an order of the Commission authorizing it to do so.

     Under Section 203(a), the Commission must approve a proposed merger if it finds that the merger "will be consistent with the public interest." [FN29]

     In 1996, the Commission issued its Merger Policy Statement updating and clarifying its procedures, criteria and policies applicable to public utility mergers. [FN30] The Merger Policy Statement provides that the Commission will generally take account of three factors in analyzing proposed mergers: (a) the effect on competition; (b) the effect on rates; and (c) the effect on regulation.

     For the reasons discussed below, we find that the Applicants' proposed merger and mitigation commitments are consistent with the public interest. Accordingly, we will approve the merger without further investigation.

  2. Effect on Competition
     ---------------------

    a. The Applicants' Analysis
       ------------------------

     The Applicants perform an Appendix A analysis to evaluate the competitive effects on wholesale electricity markets of the proposed merger. They identify firm and non-firm energy as the relevant product and use economic and available economic capacity as measures of suppliers' ability to provide it. [FN31] The Applicants identify and define ten destination markets. [FN32] The Applicants state that their analysis shows that pre- to post-merger changes in concentration for various time periods in ten destination markets do not exceed the Guidelines' thresholds. They conclude that the merger poses no competitive concerns.

    b. Intervenors' Concerns
       ---------------------

     Valley argues that while the Applicants' analysis shows that there is no pre- to post- merger increase in concentration that would signal competitive concern, the Nevada Power destination market is highly concentrated. It claims that Nevada Power has in the past used its monopoly power, for example, to demand unreasonable conditions for building an interconnection. As a result, Valley believes that the merger should be conditioned, among other things, on the Applicants acting in a timely and good faith manner to join a fully independent ISO. They also ask this Commission to impose a specific requirement that the Applicants invest in transmission facilities.

     TD-PS raises a number of concerns about the data and assumptions used by the Applicants in their delivered price test analysis. It argues that the Applicants' analysis inappropriately excludes Nevada Power as a supplier in the Sierra Pacific market because: (1) the Applicants assume too low a price in the Sierra Pacific destination market; (2) available transmission capacity into the Sierra Pacific market is too low; and (3) the Applicants used ceiling transmission rates instead of discounted rates. [FN33] As a result, the Applicants' analysis does not accurately portray the degree to which the merger would adversely affect competition. Truckee-Donner also claims that the Applicants' analysis does not properly account for limited entry and that the Appendix A screen analysis fails to examine the competitive consequences of the merged company's increased transmission market power. [FN34]

    c. Commission Determination
       ------------------------

     We note that the Applicants have committed to the Nevada Commission to divest all their electric generation facilities to non-affiliates in response to restructuring requirements in Nevada. Generation divestiture will moot any concerns regarding the Applicants' analysis. [FN35] We also note that this Commission must approve the prices, terms, and conditions of wholesale sales from the Applicants' divested generation facilities (the GAT tariffs). [FN36] As a result, we believe that the proposed merger would not adversely affect competition, and we approve it, based on our understanding that the Applicants will divest their generation as required by the Nevada Commission.

     Since we have concluded that the Applicants' divestiture of their generation is sufficient to ensure that the merger would not adversely affect competition, it has not been necessary to consider the propriety of several assumptions that the Applicants used in their analysis. We address only one issue here. [FN37] While we see no need to expend additional resources in considering issues that are, in this case, moot, we do not want our silence to necessarily be construed as our endorsement of all of the Applicants' assumptions.

  3. Effect of the Merger on Rates
     -----------------------------

     Nevada Power and Sierra both have several wholesale requirements and transmission customers. [FN38] The Applicants assert that they are attempting to reach agreement with all of their wholesale requirements customers and intend to file those agreements with the Commission as they are executed.

     If they are unable to reach agreements with these customers, the Applicants offer "default" commitments, including a three-year rate freeze, a designated series of "open season" opportunities for wholesale customers to switch to other suppliers, and a "hold harmless" provision. The Applicants offer a series of four 30-day open seasons within the first two years after the merger is consummated. [FN39] Under the hold harmless commitment, the Applicants offer to exclude any merger-related costs in wholesale rates for five years after the merger, unless they show that such costs are outweighed by merger-related cost savings. Because the Applicants have transmission projects in various stages of construction and intend to initiate new transmission projects post-merger, the rate freeze would not apply to transmission service. Given their intention to file for inclusion of the cost of these projects in their transmission rates, the Applicants commit only to exclude any merger-related costs from transmission rates for five years unless they show that such costs are outweighed by merger savings. The Applicants are not interconnected and therefore propose to provide transmission under a joint tariff with zonal rates. They state that zonal rates will allow the customers of each Applicant to continue to pay the same rate they would have paid absent the merger, and will eliminate rate pancaking for transactions that use both systems.

     Valley argues that these proposed ratepayer protections are inadequate because the open season provisions are unnecessarily rigid and the rate freeze does not allow customers to participate in any reductions in rates. According to Valley, Nevada Power initiated negotiations prior to the filing of the merger application, but no agreement was reached. At that time Nevada Power allegedly offered Valley the right to terminate its contract at any time on thirty days' notice. Valley requests that the Commission condition the merger on the Applicants' commitment to retain this more flexible open season provision. TD-PS asserts that the merger benefits have not been quantified, thus making the hold harmless provisions untenable.

     We find that the "default" commitment offers of a rate freeze, scheduled open seasons, and a hold harmless provision is adequate protection for customers. [FN40] In addition, we noted in the Merger Policy Statement that the most promising and expeditious means of addressing ratepayer protection is for the parties to negotiate an agreement on ratepayer protection mechanisms. [FN41] We note the Applicants' continued efforts in this respect.

     We find that the lack of an estimate of merger savings does not diminish the hold harmless provision, noting that a detailed estimate of savings is no longer required in a merger application. [FN42] In addition, the Applicants' open season proposal provides adequate lead time for planning purposes for alternative power suppliers and for responses to a Request For Proposals. We do not agree with Valley that Nevada Power must give it the right to terminate its contract at any time on thirty days' notice. While Nevada Power may have made this offer as part of earlier negotiations that failed, this does not mean that such an offer is critical to adequate customer protection.

     Accordingly, we conclude that the proposed merger will not adversely affect rates.

  4. Effect of the Merger on Regulation
     ----------------------------------

     As explained in the Merger Policy Statement, the Commission's primary concern with the effect on regulation of a proposed merger involves possible changes in the Commission's jurisdiction when a registered holding company is formed, thus invoking the jurisdiction of the Securities and Exchange Commission. We are also concerned with the effect on state regulation where a state does not have the authority to act on a merger. [FN43]

     The Applicants state that the merger will not adversely affect regulation. With regard to this Commission's jurisdiction, the Applicants state that since SPR is and will remain a public utility holding company that is exempt from regulation under PUHCA, there will be no change in the Commission's authority to regulate the Applicants. With regard to state regulation, they state that the Nevada and California Commissions have authority to act on the merger.

     With respect to state regulation, the Applicants state that they requested approval of the merger from the Nevada Commission. The Nevada and California Commissions intervened in this docket, with the California Commission raising no substantive issues. The Nevada Commission submitted to the Commission its ruling conditionally accepting the merger application. We have considered these rulings and our order approving the merger in no way interferes with retail restructuring in Nevada.

     Accordingly, in light of the facts stated above, we are satisfied that the proposed merger will not have an adverse effect on regulation.

  5. Accounting Issues
     -----------------

     The Applicants state that the merger would be recorded using the "purchase" method of accounting in accordance with Accounting Principles Board Opinion No. 16 (APB 16). In using the purchase method, the Applicants indicate that the fair value of the net assets is assumed to be book value. The Applicants state that the difference between the purchase price and the net assets (at book value) would be reflected as goodwill on the books of Nevada Power. We have no basis to dispute the Applicants' claim that this business combination qualifies for the purchase method of accounting and will therefore approve its use. [FN44]

     The Applicants do not identify specific accounts for recording goodwill or the related amortization. Furthermore, they do not fully explain why it is appropriate to record the goodwill on the books of Nevada Power instead of SPR or Sierra. We will direct the Applicants to begin the amortization of goodwill upon consummation of the merger. Amounts that are not authorized to be recovered in rates should be amortized to Account 425, Miscellaneous Amortization. Amounts that are authorized to be recovered in rates should be amortized to Account 406, Amortization of Electric Plant Acquisition Adjustments.

     The Applicants state that the costs associated with the proposed merger include transaction and transition costs. However, they do not identify specific accounts for recording the merger related costs. If the Applicants determine that rate recovery of any portion of the merger related costs is probable, they may account for that portion as a regulatory asset and amortize it to income commensurate with its rate recovery. If rate recovery is not probable, then transaction costs should be charged to Account 426, Other Deductions [FN45] and transition costs should be charged to operating expense as incurred.

     We will direct the Applicants to submit their accounting for the merger, including a detailed explanation of the proposed accounting for goodwill and merger related costs, within six months after the date the merger is consummated. [FN46]

C. The OATT
   --------

     In connection with the proposed merger, the Applicants submitted for filing a joint OATT (the Tariff) that would apply to the transmission service provided by the Applicants after the merger. The Applicants assert that the Tariff is based on the Order No. 888 pro forma tariff, with certain modifications: (1) the Tariff provides for a zonal rate structure, and (2) certain changes have been made to accommodate retail open access in California. The Applicants request that the Commission waive its 120-day notice requirement and allow the Tariff to be accepted and be made effective on the date that the merger is consummated.

  1. Non-rate Terms and Conditions
     -----------------------------

     We will accept the non-rate terms and conditions of the proposed tariff, as discussed below.

    a. Penalties
       ---------

     Valley complains that the Applicants have failed to articulate the specific penalty to be imposed for exceeding a capacity reservation. It says that the Commission should order the Applicants to revise the sections of the Tariff so that the penalty is specified. Valley also complains that the imposition of a penalty of either 150 percent of the applicable rate or the incremental costs incurred for providing the capacity is unjust and argues that the Commission should cap the incremental costs at 150 percent of the applicable rate. TD-PS requests a clarification of how incremental costs would be determined following the Applicants' generation divestiture.

     The Applicants' penalty provision is identical to the one approved by the Commission in Sierra's individual open access tariff [FN47] and is therefore accepted. TD-PS's request for clarification is premature and is thus denied.

    b. Scheduling
       ----------

     Valley claims that the Applicants did not justify the following changes made to nonfirm scheduling and reservation deadlines and the deadline for changes to schedules: (1) scheduling changes must be made thirty minutes before the start of the next hour rather than the twenty minutes permitted in Nevada Power's tariff and the pro forma tariff; (2) the scheduling deadline for nonfirm service has changed from 2:00 P.M. to 1:00 P.M. of the day before service is provided; and (3) the reservation deadline for hourly nonfirm service has changed from 12:00 P.M. to 11:00 A.M. of the day before service.

     The Applicants respond that the nonfirm scheduling and reservation deadlines were revised to reflect North American Electric Reliability Council (NERC) tagging rules that require that all transactions be reported no later than 2:00 P.M. in the easternmost time zone where transactions could occur (which in this case is the Sierra Pacific system). In addition, the Applicants contend that the scheduling change deadline was increased from twenty to thirty minutes to give the Applicants an additional ten minutes to make any necessary corresponding changes with neighboring control areas.

     We conclude that the Applicants have provided adequate justification for the revisions and that the revisions are consistent with or superior to the pro forma tariff. We will therefore approve them as submitted.

    c. Curtailments and Redispatch
       ---------------------------

     Valley requests that language be added to clarify that the Applicants would not curtail service on one system unless the constraint is on that system, and for service using both systems, that only the portion of service in the affected system would be curtailed. Valley also requests that language be added to limit redispatch to the system where the curtailment occurs.

     These changes are unnecessary. The Applicants would not be operating a single system and no changes to the Tariff are needed to emphasize that fact.

    d. Attachments
       -----------

     Valley expresses concern about the Applicants' methodology for calculating available transmission capacity (ATC) and for completing system impact studies. TD-PS takes issue with some of the Applicants' characterizations of the Applicants' system.

     We find that the Applicants' description of procedures satisfy the Commission's requirements.

    e. Miscellaneous
       -------------

     TD-PS and Valley complain that certain language in the sections addressing Reciprocity, Curtailment of Firm Transmission Service, and Operation of Network Resources are inconsistent with the pro forma tariff.

     The disputed language is specifically required by Order No. 888-A and is thus accepted.

  2. Rates
     -----

     The Applicants state that they intend to neither physically interconnect their two systems nor acquire firm transmission rights to permit integrated system operations. Thus, the Applicants propose separate rates that are based on the existing system costs and revenue requirements for Sierra and Nevada Power as reflected in their individual open access transmission rates on file with the Commission. [FN48] The Applicants stated in their original filing that they intend to file new rates prior to the merger effective date in order to reflect the costs of Sierra's Alturas Intertie Project and Nevada Power's Crystal Project. [FN49]

     Service on one system would be priced based on the applicable rates for that system. Service across both systems would be priced at a single rate based on the location of the delivery point. Transmission customers would need to acquire and pay separately for third party service to effect service between the systems. The Applicants have committed to joining an ISO within three years of the merger consummation, and state that at that time it is likely they will adopt single-system rates.

     TD-PS protests these proposed rates and requests that the Commission order the Applicants to adopt a single system rolled-in rate instead of separate system rates. TD-PS states that, even if the Commission adopts the Applicants' rate structure, a hearing is required on the reasonableness of Sierra's rates, given that Sierra has proposed, in a retail rate proceeding, to reclassify about fifty percent of its transmission facilities as distribution. Valley protests the Applicants' failure to submit new rates concurrently with their merger filings. It requests that the Commission place conditions on its approval of the merger and the Tariff in order to prevent the Applicants from recovering merger costs in future rate filings and implementing inter-company subsidization.

     We find that the Applicants' proposal to use separate rates is acceptable, given that: (1) the Applicants do not intend to interconnect their systems; (2) there is a large rate disparity between the transmission rates charged by Sierra and Nevada Power, [FN50] and the use of a single system rate at this time would shift costs for the ratepayers of one company to the other; and (3) the Applicants have voluntarily agreed to join an ISO within three years of the merger consummation.

     We believe that the concerns raised by the Nevada Commission with regard to possible future interconnection are premature. Nevada Power has committed to file new rates to reflect the cost of new transmission facilities prior to the effective date of the merger and Sierra has already filed new rates. We will address in such future proceedings any concerns raised by the Nevada Commission about the effect of possible transmission expansion projects.

     In addition, Nevada Power addresses concerns that the new refunctionalization of transmission and distribution would lower rates by indicating that it intends to file updated rates prior to the merger effective date.

The Commission orders:
---------------------

  (A) The untimely and the opposed motions to intervene are hereby granted.

  (B) Intervenors' requests for hearing are hereby denied.

  (C) The answers are hereby rejected to the extent discussed in the body of this order.

  (D) The Applicants' proposed merger is hereby approved as discussed in the body of this order.

  (E) The Applicants shall advise the Commission within 10 days of the date the merger is consummated.

  (F) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, services, account, valuation, estimates, or determinations of cost, or any other matter whatsoever now pending or that may come before the Commission.

  (G) The Applicants' proposed use of the purchase method of accounting for the merger is approved. The Applicants must submit their accounting for the merger within six months of the merger's completion. The Applicants must promptly inform the Commission of any change in circumstances that would reflect a departure from the facts the Commission has relied upon in approving the merger accounting.

  (H) The Commission retains authority under Section 203(b) of the FPA to issue supplemental orders as appropriate.

  (I) The Applicants' proposed joint open access transmission tariff is hereby accepted for filing, conditioned upon Nevada Power submitting its updated rates, as required in Ordering Paragraph (L).

  (J) The Applicants' request for waiver of the 120-day notice requirement in Docket No. ER99-34-000 is hereby granted.

  (K) The Applicants are hereby informed of the following rate schedule designation: Sierra Pacific Resources Operating Companies, FERC Electric Tariff, Original Volume No. 1 (Open Access Transmission Tariff) (supersedes Sierra Pacific Power Company's FERC Electric Tariff, Original Volume No. 3 and Nevada Power Company's FERC Electric Tariff, Original Volume No. 1).

  (L) Nevada Power is hereby directed to file updated transmission rates prior to the consummation of the merger.


By the Commission.  Commissioner Massey concurred with a separate statement attached.
( S E A L )

                                        /s/ Linwood A. Watson, Jr.
                                            Linwood A. Watson, Jr.,
                                                Acting Secretary



----------------------

     FN1 16 U.S.C. s 824b (1994).

     FN2 Inquiry Concerning the Commission's Merger Policy Under the Federal Power Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595
(1996), FERC Statutes and Regulations P 31,044 (1996), reconsideration denied, Order No. 592-A, 62 Fed. Reg. 33,341 (1997), 79 FERC P 61,321
(1997) (Merger Policy Statement).

     FN3 SPR also owns four other subsidiaries: (1) Tuscarora Gas Pipeline Company, which owns an interest in and operates the Tuscarora Pipeline, an interstate natural gas pipeline; (2) e-three, a unregulated national energy services company; (3) Sierra Pacific Energy, a customer information system developer; and (4) Lands of Sierra, a real estate management company.

     FN4 While Nevada Power is not owned by a holding company, it does own six non-utility subsidiaries.

     FN5 The merger would occur after SPR creates two wholly owned special purpose subsidiaries: Desert Merger Sub, Inc. (Desert Merger Sub) and Lake Merger Sub, Inc. (Lake Merger Sub). In the next stage, Lake Merger Sub (a Nevada corporation ) would merger with and into SPR. SPR would be the surviving corporation and would continue its corporate existence under the laws of the State of Nevada. In the final stage, Nevada Power would merge with and into Desert Merger Sub, becoming a subsidiary of SPR. Desert Merger Sub would be the surviving corporation and would immediately change its name to Nevada Power Company, Inc. SPR also would continue to own directly the non-utility subsidiaries that it owns today, as well as Nevada Power's non-utility subsidiaries, which would be transferred to SPR.

     FN6 Merger-related costs consist of transaction costs, transition costs, and amortization of goodwill (approximately $445 million amortized evenly over forty years).

     FN7 The Applicants request a waiver of the 120-day notice requirement and that the OATT be accepted for filing and put into effect on the date the merger is consummated.

     FN8 Promoting Wholesale Competition Through Open Access Non-Discriminatory Transmission Services by Public Utilities; Recovery of Stranded Costs by Public Utilities and Transmitting Utilities, Order No. 888, 61 Fed. Reg. 21,540 (1996), FERC Statutes and Regulations, P 31,036
(1996), order on reh'g, Order No. 888-A, 62 Fed. Reg. 12,274 (1997), FERC
Statutes and Regulations P 31,048 (1997), order on reh'g, Order No. 888-B, 81 FERC P 61,248 (1997), order on reh'g, Order No. 888-C, 82 FERC P 61,046
(1998).

     FN9 The joint proposed OATT contains all of the provisions implemented by the settlement approved by the Commission in Docket No. ER98-12-000. See, Sierra Pacific Power Company, 85 FERC P 61,169 (1998).

     FN10 Timely motions to intervene were filed by Overton Power District No. 5 (Overton); Kal Kan Foods, Inc. (Kal Kan); the Western Area Power Administration (WAPA); Paiute Pipeline Company (Paiute); Wells Rural Electric Company (Wells); the United States Department of Energy's Nevada Operations Office (DOE/NV); Barrick Goldstrike Mines, Inc. (Barrick); Newmont Mining Corporation (Newmont); and the Truckee-Carson Irrigation District (Truckee- Carson). The Public Utilities Commission of the State of California (California Commission)filed a notice of intervention. Late motions to intervene were filed on December 23, 1998, by the Southern Nevada Water Authority (SNWA); on January 15, 1999, by the Oxbow Power Corporation (Oxbow); and on January 26, 1999, by the City of Fallon, Nevada (Fallon). The above-listed motions and notice raised no substantive issues.

     FN11 Compliance Order, In Re Application of Nevada Power Co., Sierra Pacific Power Co., and Sierra Pacific Resources for approval of agreement and plan of merger. Docket No. 98-7023 (issued Dec. 31, 1998) (the Compliance Order). The Nevada Commission subsequently submitted to us the Order Clarifying Compliance Order, In Re Application of Nevada Power Co., Sierra Pacific Power Co., and Sierra Pacific Resources for approval of agreement and plan of merger (issued January 29, 1999) (the Clarifying Order).

     FN12 See, e.g., the Nevada Commission's rulings on generation divestiture and the filing of jurisdictionalrate schedules (including an Independent System Administrator and a Generation Aggregation Tariff) that would govern the wholesale sales of electricity from divested generation facilities to retail aggregators.

     FN13 A federal reclamation project authorized under the Federal Reclamation Act of 1902.

     FN14 TANC's members are the California cities of Alameda, Biggs, Gridley, Healdsburg, Lodi, Lompoc, Palo Alto, Redding, Roseville, Santa Clara (now Silicon Valley Power), and Ukiah; the Sacramento Municipal Utility District; the Modesto Irrigation District; and the Turlock Irrigation District. Plumas is an associate member of TANC.

     FN15 Sierra Pacific Power Company, 85 FERC P 61,314 (1998) (the November 30 order), rehearing granted, 86 FERC P 61,198 (1999).

     FN16 The Alturas Intertie Project is Sierra's construction of a 200-mile, 345 kV transmission line between Sierra's North Valley Road substation, near Reno, Nevada, and its new Hilltop Substation near Alturas, California.

     FN17 Sierra Pacific Power Company & Nevada Power Co., 86 FERC P 61,304
(1999).

     FN18 Timely motions to intervene were filed by Overton, TANC, Newmont, and Electric Clearinghouse, Inc. (ECI). A late motion to intervene was filed on November 6, 1998, by Kal Kan. The above-listed motions raised no substantive issues.

     FN19 See supra note 8.

     FN20 Nevada Commission filing of April 12, 1999, at 2 (footnote omitted).

     FN21 Docket Nos. ER99-2332 and ER99-2338 (filed March 31, 1999).

     FN22 Nevada Commission filing of April 12, 1999 at 3. See note 49, below, and accompanying text.

     FN23 In Re Application of Nevada Power Co., Sierra Pacific Power Co., and Sierra Pacific Resources, Docket No. 98-7023, Order to Appear and Show Cause issued April 12, 1999 at 1-2.

     FN24 18 C.F.R. s 385.214 (1998).

     FN25 18 C.F.R. s 385.213(2) (1998).

     FN26 Merger Policy Statement at p. 30,127.

     FN27 18 C.F.R. s 385.213(2) (1998).

     FN28 See supra note 1.

     FN29 Id.

     FN30 See supra note 2.

     FN31 For firm and non-firm energy, the Applicants account for different market conditions by evaluating off-peak, shoulder, and peak periods (defined by hours) for the Winter, Spring/Fall, and Summer seasons. The Applicants also define intermediate capacity as a relevant product. However, they find that because the Applicants have no uncommitted capacity, the merger has no effect.

     FN32 These markets include: Sierra Pacific, Nevada Power, Arizona Public Service, PacifiCorp, Southern California Edison, Pacific Gas & Electric, Idaho Power, Bonneville Power Administration, Los Angeles Department of Water and Power, and Western Area Power Administration (Lower Colorado).

     FN33 Truckee-Donner argues that Nevada Power must incur wheeling charges to deliver supplies to the Sierra Pacific system. Consequently, the use of ceilingrates (relative to discounted rates) will increase the delivered cost of Nevada Power supplies.

     FN34 Truckee-Donner Intervention at 16, n.15.

     FN35 See, Consolidated Edison Company of New York, Inc. and Rockland Utilities, Inc., 86 FERC P 61,054 (1999).

     FN36 Our conclusion in no way pre-judges market power issues that may be associated with wholesale sales from the generation facilities to be divested.

     FN37 We note, in particular, that the Applicants have estimated market prices that appear to be inconsistent with trading patterns in the markets affected by the merger.

     FN38 According to the application, Sierra's affected customers are:
Fallon, the Hawthorne Army Depot, PG&E's system at Echo Bay, and Plumas. Nevada Power's affected customers are: City of Boulder City, Lincoln Power District No. 1, Overton, Valley, and the City of Needles, California.

     FN39 We note that three of the four open seasons are set at intervals tied to the date the merger is consummated. The certainty of these dates will provide more lead time than the stated 30-day notice period.

     FN40 Merger Policy Statement at p. 30,124.

     FN41 Merger Policy Statement at p. 30,123.

     FN42 Merger Policy Statement at p. 30,123.

     FN43 Merger Policy Statement at pp. 30,124-25.

     FN44 Entergy Services, Inc. and Gulf States Utilities Company, 65 FERC P 61,332 (1993).

     FN45 MidAmerican Energy Company and MidAmerican Energy Holdings, 85 FERC P 61,354 (1998).

     FN46 See Electric Plant Instruction No. 5, and Paragraph B of Account No. 102, 18 C.F.R. Part 101 (1998).

     FN47 Sierra Pacific Power Company, 85 FERC P 61,169 (1998).

     FN48 See, Sierra Pacific Power Company, 85 FERC P 61,169 (1998) and Nevada Power Company, 74 FERC P 61,034 (1996).

     FN49 Sierra filed its updated rate schedule with the Commission on March 30, 1999, in Docket Nos. ER99-2339-000 and ER99-34-000.

     FN50 $2.80/kW versus $1.26/kW.







                         UNITED STATES OF AMERICA
                   FEDERAL ENERGY REGULATORY COMMISSION


Sierra Pacific Power Company and   )   Docket Nos. EC99-1-000
  Nevada Power Company             )        ER99-34-000

                          (Issued April 15, 1999)


William L. MASSEY, Commissioner, concurring:


     Today's order approves the merger of Sierra Pacific Power Company and Nevada Power Company.

     While the Applicants' analysis indicates that the pre- to post-merger changes in generation concentration do not exceed the merger guidelines' thresholds, an intervenor raises concerns about the Applicants' analysis. Since the Applicants have committed to divest all of their generation facilities, the order finds these concerns moot and approves the merger based on that commitment. Our order emphasizes, however, that the approval is not an endorsement of the Applicants' assumptions, and we point out one problem in particular--the use of estimated market prices that appear inconsistent with trading patterns.

     For the benefit of future applicants, I would have preferred an order that gave more detailed guidance on what particular problems the Applicants' analysis contained. The Applicants' use of estimated market prices may indeed be the most important problem, but it is not the only one. A review of the Appendix A analysis reveals that the Applicants' treatment of transmission availability is questionable since they use a mixture of simultaneous and non-simultaneous import capability. This may not accurately portray what suppliers are in the relevant geographic market. [FN1] Also, the Applicants define time periods by hour, as opposed to load level, which may mask important merger-related effects that occur within long time periods. [FN2] In addition, the Applicants include suppliers in the destination market that do not pass the delivered price test because their capacity is too costly to compete in that market. [FN3]

     The order should have listed these flaws in more detail. Recently, commissioners have expressed concern that perhaps the guidance we give applicants on how to file merger applications has been insufficient. The industry is better served by giving potential merger applicants a clear understanding of how to perform the Appendix A analysis. The Merger Policy Statement was the first step in that direction, and since then the Commission has on many occasions used individual merger orders to refine the analysis and to make clear what data and assumptions applicants should use. [FN4] Last April, we issued a Notice of Proposed Rulemaking that set out in great detail our merger filing requirements. [FN5] We have not issued a Final Rule in that proceeding, but I hope we will in the not too distant future. Meanwhile, we should continue to issue orders in merger cases that clearly and specifically set out the flaws in applicants' analysis, even when, as here, we approve the merger. Moving through the regulatory process in a timely manner requires the filing of complete and accurate applications in the first instance. We can help future merger applicants by giving as much guidance as we can in individual merger orders.


                                          /s/ William L. Massey
                                          --------------------- mp
                                          William L. Massey




-------------------

     FN1 See Ohio Edison Company, et al., 80 FERC P 61,039, at p. 61,104 for fuller discussion of the use of non-simultaneous transmission limits.

     FN2 See American Electric Power Company and Central and Southwest Corporation, 85 FERC P 61,201, fn. 78, (1998).

     FN3 Merger Policy Statement, Order 592, FERC Statutes and Regulations P 31,044, at pp. 30,130-31 (1996).

     FN4 See, e.g., Atlantic City Electric Company and Delmarva Power & Light Company, 80 FERC P 61,126 (1997).

     FN5 Revised Filing Requirements Under Part 33 of the Commission's Regulations, Notice of Proposed Rulemaking, 63 Fed. Reg. 20340 (April 24,
1998), FERC Statutes and Regulations P 35,528 (1998).

END OF DOCUMENT

                            UNITED STATES OF AMERICA
                      FEDERAL ENERGY REGULATORY COMMISSION


Before Commissioners: James J. Hoecker, Chairman;
                      Vicky A. Bailey, William L. Massey,
                      Linda Breathitt, and Curt Hebert, Jr.


Sierra Pacific Power Company  )    Docket Nos. EC99-1-001
  and Nevda Power Company     )      and ER99-34-001


                             ORDER DENYING REHEARING

                             (Issued July 14, 1999)

I.   Background

          On May 17, 1999, Truckee Donner Public Utility District
(Truckee-Donner) and Plumas-Sierra Electric Cooperative, Inc. (collectively, TD-PS) filed a request for rehearing of our order approving the proposed merger of Sierra Pacific Power Company (Sierra Pacific) and Nevada Power Company (Nevada Power) (collectively, the Applicants). 1/

          In approving the merger, we relied on the fact that the "Applicants have committed to the Nevada Commission [Public Utilities Commission of Nevada] to divest all their electric generation facilities to non-affiliates in response to restructuring requirements in Nevada." 2/ We stated that we were not relying on the Applicants' Appendix A analysis of market power and that issues concerning the validity of that analysis were moot in light of the planned divesture: "Since. . . the Applicants' divestiture of their generation is sufficient to ensure that the merger would not adversely affect competition, it has not been necessary to consider the propriety of several assumptions that the Applicants used in their analysis." 3/

          On June 30, 1999, TD-PS filed a motion to lodge an order of the Nevada Commission. 4/ That order approved a joint proposal by the Applicants, the

---------------

1/ Sierra Pacific Power Company and Nevada Power Company, 87 FERC paragraph 61,077 (1999) (Sierra, or Merger Order). The Merger Order contains a detailed description of the Applicants and the transaction.

2/   Id. at 61,333.

3/   Id.

4/ In Re Joint Application of Nevada Power Company, Sierra Pacific Power Company, and Sierra Pacific Resources for approval of agreement and plan of merger, Docket No. 98-7023 (June 23, 1999).

Nevada Commission staff, and the Nevada Utility Consumers Advocate to hold a settlement conference to resolve issues related to the merger, including the divestiture plan. The settlement states that the Applicants have satisfied the Nevada Commission's order requiring them to make various filings, including the filing of a divestiture plan, and allows the merger to be consummated. The settlement provides for the Applicants to file a revised divestiture plan. According to TD-PS, the Nevada Commission's approval of this settlement will delay the Nevada Commission's review of the divestiture plan, thus extending the period during which the merger will be in effect without divestiture. This exacerbates the problem of this Commission's failure to require interim mitigation measures (as discussed below), according to TD-PS.

II.  Discussion

     A.   Arguments Raised on Rehearing

          TD-PS argues on rehearing that the Commission erred by relying on the future divestiture of the Applicants' generating facilities as the sole basis for our conclusion that the merger will not adversely affect competition. Specifically, TD-PS claims that the Commission violated that section of the Merger Policy Statement 5/ that states that either: (1) any mitigation measures necessary to remedy anticompetitive effects of a merger must be in place when the merger is consummated, or (2) interim measures must bridge the gap between approval of the merger and the implementation of the mitigation measures. 6/ TD-PS also argues that the divestiture plan is too vague and ill-defined for the Commission to rely upon. It further argues that in approving the proposed merger based on the Applicants "wholly amorphous and distant prospect of divestiture," the Commission jettisoned its requirement of a valid Appendix A analysis. 7/ As a result, TD-PS asserts that the Commission must consider the concerns previously raised by intervenors regarding the serious flaws in the Applicants' Appendix A analysis and either reject the application in light of those flaws or order a hearing to resolve the issues.

---------------

5/   Inquiry Concerning the Commission's Merger Policy Under the Federal Power
     Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (1996), FERC Stats. & Regs. paragraph 31,044 (1996), reconsideration denied, Order No. 592-A, 62 Fed. Reg. 33,341 (1997), 79 FERC paragraph 61,321 (1997) (Merger
     Policy Statement).

6/   Merger Policy Statement, FERC Stats. and Regs. at 30,136.

7/   Petition for Rehearing at 9.

          TD-PS also argues that the Commission ignored external factors that were not adequately captured by the Appendix A screen analysis. One factor, they contend, is the degree to which the merger would increase the Applicants' monopsony power in the generation market. According to TD-PS, even after retail competition is under way in Nevada, the merging companies could be expected to serve the majority of the load in their service territories as aggregators or providers of last resort. After divestiture, they would have to purchase most of the power to meet this load.

          A second factor external to the screen analysis, TD-PS argues, is that the merger would increase the Applicants transmission market power by: (1) eliminating competition between the Applicants for provision of transmission service through Nevada and (2) enhancing their ability to favor their own "affiliated aggregation function" in allocating scarce import capability. In regard to the second of these possibilities, TD-PS maintains that the Applicants' promised participation in an Independent System Operator or Independent System Administrator (ISA) would not diminish their ability to plan and operate their systems to favor their own power schedules and that the merger would allow this behavior to occur in a more concerted fashion in both service areas. Reviewing one example of such potential abuse, TD-PS cites a dispute between Truckee-Donner and Sierra Pacific over allocation of import capacity on the Sierra Pacific system that was addressed in a settlement agreement in Docket No. ER97-3593-000. 8/

     B.   The Applicants' Answer

          The Applicants filed an answer disputing TD-PS' interpretation of the Merger Order as finding "serious flaws" with the Appendix A analysis. The Applicants note that, in light of the commitment to divest, the Merger Order stated that "it has not been necessary to consider the propriety of several assumptions that the Applicants used in their analysis." Moreover, the Applicants claim, the Merger Order at no time indicated any competitive problems raised by the merger.

---------------

8/ In Docket No. ER97-3593-000, Sierra Pacific and Truckee-Donner reached a settlement regarding the allocation of import capability that was approved by the Commission concurrently with the order approving the merger. See Sierra Pacific Power Co., 87 FERC paragraph 61,066 (1999) (Letter Order).

          With regard to TD-PS' allegations that the divestiture plan is vague, the Applicants note that both this Commission and the Nevada Commission have required that divestiture take place as a condition to the merger approvals. They also state that they have taken concrete steps to implement divestiture. For example, they have filed Generation Aggregation Tariffs (GAT) with the Commission that establish market power mitigation measures for the divested units. 9/ The Applicants further clarify that they will divest their generation facilities to unaffiliated entities as soon as is reasonably practicable following completion of the merger.

          In particular, the Applicants commit to the following divestiture time line: (1) initial bids will be required within 15 days of the Commission's acceptance of the GAT filings; 10/ (2) a list of final bidders will be established within two weeks of receipt of the initial bids; (3) final bids will be due 85 days after the final bidders are selected; (4) winning bidders will be selected within the next three weeks; (5) applications for necessary regulatory approval of the transfers will be filed within 30 days after winning bidders are selected; and (6) transfer of the generation assets to the purchaser will be within ten days after receipt of all necessary regulatory approvals. However, if this is not possible, the Applicants commit to complete the transfer as soon as practicable thereafter. 11/ In order to mitigate the market power of the new owners, the Applicants will allow purchasers to buy only one "bundle" of generation in each of their control areas.

          In response to TD-PS' concerns about generation market power during the interim period, the Applicants state that their commitment to a three-year rate freeze for wholesale customers protects these customers from any competitive advantage the Applicants might possess in the short term. They note that the concern expressed in the Merger Policy Statement is that a merger will cause the loss of a competitor and a corresponding reduction in competition. In this regard, the Applicants note that there never has been a transaction between the Applicants and they argue that there thus can be no reduction in competition as a result of the merger.

---------------

9/ The Sierra Pacific GAT was filed in Docket No. ER99-2332-000 and the Nevada Power GAT was filed in Docket No. ER99-2338- 000.

10/ The Applicants explain that the generation facilities cannot be auctioned until the Commission accepts the GATs for filing, because these tariffs will provide prospective purchasers with a reasonable forecast of future revenues from power sales from the generation facilities.

11/  Answer at 6.

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
          As for the transmission market power issues raised by TD-PS, the Applicants note that they previously filed Open Access Transmission Tariffs
(OATT) that conform with Order No. 888, 12/ which addresses TD-PS' concern regarding transmission access across Nevada. As to TD-PS' concern regarding abuse of allocation of import capability, the Applicants reiterate that their systems are not interconnected and state that it would be impossible for either Applicant to dispatch its system in a way that materially affects the transmission capabilities of the other. With regard to TD-PS' example of such potential abuse, the Applicants note that complaints regarding the ISA and Sierra Pacific's compliance with the settlement agreement in Docket No. ER97-3593-000 are premature and irrelevant to the merger proceeding.

     C.   Commission Determination

          We will accept the Applicants' May 28, 1998 pleading, since it has aided us in understanding and resolving the issues. 13/

          We will accept TD-PS's motion to lodge the Nevada Commission's decision approving the settlement in its proceeding. However, we do not agree that the State's decision demonstrates a need for this Commission to require mitigation measures for the interim period. As discussed below, we do not agree that such measures are needed.

          With regard to assertions that the divestiture commitment is too vague to rely upon, we note that the Applicants have made progress towards divestiture, including the GATs filed with this Commission prior to approval of the merger. Also, we note that the Applicants have again committed to divest their generation to unaffiliated entities. 14/ Finally, the Applicants state

---------------

12/ See Promoting Wholesale Competition Through Open Access Non- discriminatory Transmission Services by Public Utilities; Recovery of Stranded Costs by Public Utilities and Transmitting Utilities, Order No. 888, 61 Fed. Reg. 21,540 (1996), FERC Stats. & Regs. paragraph 31,036 (1996), order on reh'g, Order No. 888-A, 62 Fed. Reg. 12,274 (1997), FERC Stats. & Regs. paragraph 31,048 (1997), order on reh'g, Order No. 888-B, 81 FERC paragraph 61,248
     (1997), order on reh'g, Order No. 888-C, 82 FERC paragraph 61,046 (1998).

13/ Rule 213(a)(2) of our Rules of Practice and Procedure, 18 C.F.R. paragraph 385.213(a)(2) (1999), does not permit answers to requests for rehearing unless otherwise ordered.

14/ Filing of May 28, 1999 at 2, 6. We note that TD-PS incorrectly states that we rejected the Applicants' commitments made in their various prior answers. We stated in the Merger Order that we rejected "those portions of the Applicants' answers. . .that respond to protests. . . ." We thus rejected the Applicants' responses to the intervenors' arguments, not the Applicants' commitments made in those pleadings.

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
that they have filed a detailed divestiture plan at the Nevada Commission. Based on these facts, we believe that the Applicants' divestiture proposal is sufficiently detailed to support our earlier finding that the merger would not adversely affect competition. Moreover, as noted above, the Applicants have committed to a specific time line for divestiture.

          TD-PS argues that we also erred in the Merger Order by not imposing an interim mitigation measure for the time period between the consummation of the merger and the completion of the Applicants' divestiture. We note that the thrust of TD-PS' original concern regarding the Applicants' Appendix A analysis was that the Applicants employed assumptions that inappropriately excluded Nevada Power as a supplier in the Sierra Pacific destination market. Thus, TD-PS appears to be concerned that the merger eliminates a competitor in the Sierra Pacific destination market. Based on the particular facts and circumstances of this case, we do not believe that an interim mitigation measure is necessary.

          The Applicants explain that there never has been a transaction between the control areas of Sierra Pacific and Nevada Power. 15/ Therefore, Nevada Power has not transacted with either Sierra Pacific or wholesale customers in the Sierra Pacific market. 16/ We do not believe that any changes in conditions in the Sierra Pacific market during the interim period would be significant enough to change this circumstance by, for example, increasing Nevada Power's presence in that market. Absent the merger, therefore, Nevada Power would remain an improbable source of alternative supply in the Sierra Pacific market, and the merger would be unlikely to eliminate a competitor. We recognize that, under our Merger Policy Statement, historical transactions are only a part of the analysis necessary to evaluate the competitive effects of a merger. However, for the reasons discussed above, which are specific to this case, and in the limited context of assessing the need for interim mitigation, we are satisfied that no interim mitigation measures are necessary.

---------------

15/ Answer and Clarification of Nevada Power Company and Sierra Pacific Power Company, May 28, 1999, at 12.

16/ Sales from Nevada Power to Sierra Pacific would require wheeling service through an adjacent control area(s). Sales made directly from the Nevada Power to Sierra Pacific control area would be precluded by the lack of a direct interconnection. The Merger Order explained that the Applicants are not interconnected, do not intend to physically interconnect, do not intend to acquire firm transmission rights to permit integrated system operations, and have never engaged in transactions between themselves. See Sierra, 87 FERC at 61,328, 61,336. We note that pursuant to our policy, once the Applicants merge and become affiliates, transactions between the Applicants could not be made absent a separate section 205 filing. See, e.g., Puget Sound Energy, Inc., 86 FERC paragraph 61,088 (1999).

          TD-PS also claims that we ignored certain factors "external" to the screen analysis in our assessment of the competitive effects of the proposed merger. One factor is an alleged increase in the merged company's monopsony power resulting from the combination of two dominant retail load aggregators after retail competition is introduced in Nevada. Such monopsony power, TD-PS argues, would be exacerbated by the Applicants continued ability to "game" import capability. The second factor is an increase in transmission market power resulting from the elimination of a transmission competitor.

          We do not believe that such factors are relevant in this merger proceeding. First, TD-PS has not demonstrated that the retail restructuring would produce a market that would have a high concentration of retail aggregators, potentially giving rise to monopsony concerns. Second, TD-PS' contention that the merger will eliminate a transmission competitor (and therefore increase concentration in the transmission market) is not supported. Transmission service across the Applicants systems will be provided pursuant to their OATT. This tariff is consistent with Order No. 888, which was designed to prevent the exercise of market power in transmission markets recognized by the Commission to not be necessarily competitive.

          The remaining issues of future settlement filings and the Applicants' joining an ISO or ISA are not related to the merger, but will be the subject of separate, future section 205 filings. We note that we are not relying on the Applicants joining an ISO or ISA as a basis for our approval of this merger.

          Accordingly, we deny the request for rehearing.

The Commission orders:

          (A) The motion to lodge the decision of the Nevada Commission is hereby granted.

          (B) The request for rehearing is hereby denied.

By the Commission.

     ( S E A L )



                                        /s/ David P. Boergers
                                        ---------------------
                                        David P. Boergers,
                                           Secretary.


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